David W. Freese

Associate

215.963.5862

January 10, 2020

FILED AS EDGAR CORRESPONDENCE

Ms. Rebecca A. Marquigny
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Response letter to comments on the preliminary proxy statement of The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, the Advisors’ Inner Circle Fund III (the “Trust”), we are responding to Staff comments regarding the Trust’s preliminary proxy statement that was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 17, 2019. The proxy statement relates to the Joint Special Meeting of Shareholders (the “Meeting”) of the Chiron Capital Allocation Fund and the Chiron SMid Opportunities Fund (each, a “Fund” together, the “Funds”), each a series of the Trust, called for the purpose of soliciting shareholder approval of a new investment advisory agreement, on behalf of each Fund. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Registrant’s proxy statement.

1.	Comment: Please specify the date by which executed proxy cards must be received by the Trust in order for the submitting shareholder’s vote to be counted.

Response: The requested change has been made.

2.	Comment: In the third “Q&A,” please clarify that the terms of the Current Agreement and the New Agreement, rather than the agreements themselves, are identical.

Response: The requested change has been made.

3.	Comment: In the sixth “Q&A,” or in another appropriate place, please state the anticipated cost of solicitation and identify who will pay such cost.

Response: The requested change has been made.

4.	Comment: Under the section entitled “The Change in Control of Chiron Investment Management, LLC,” please explicitly state that shareholders are not being asked to approve the Transaction, but rather that shareholders are being asked to approve the New Agreement.

Response: The requested change has been made.

5.	Comment: Under the section entitled “Required Vote,” please clarify the actions the Trust may take if one Fund approves the New Agreement and one does not.

Response: The requested change has been made.

6.	Comment: (i) Regarding the section entitled “Voting Authority of Chiron Affiliates,” please explain supplementally the basis for Chiron’s determination that there are no material conflicts of interest that arise between shareholders unaffiliated with Chiron and Chiron’s officers and employees that own greater than a 1940 Act Majority of the Chiron SMid Opportunities Fund’s (the “SMid Fund”) outstanding shares. (ii) In that section, please also either define “Chiron Affiliates” or revise to lowercase.

Response: (i) Chiron’s proxy voting policies and procedures govern the manner in which Chiron itself votes proxies relating to portfolio securities held by its investment advisory clients, including the Funds, when such clients delegate proxy voting authority to Chiron. Chiron’s proxy voting policies and procedures do not govern the manner in which Chiron’s officers or employees vote proxies relating to securities held in their personal accounts, including shares of the Funds. Chiron has represented to the Trust that it has not directed its officers and employees to vote for or against, or abstain from voting on, the Proposal. Chiron itself does not own any shares of the Fund and, therefore, will not be voting on the Proposal. Therefore, Chiron believes that, under its proxy voting policies and procedures, no material conflicts of interest arise between shareholders unaffiliated with Chiron and Chiron with respect to the Proposal. To the extent that a potential material conflict of interest may be deemed to arise between shareholders unaffiliated with Chiron and Chiron’s officers and employees that own greater than a 1940 Act Majority of the SMid Fund’s outstanding shares, Chiron believes the appropriate mitigation of this potential conflict is to disclose to shareholders the existence of this conflict and the amount of the SMid Fund’s shares held by Chiron’s officers and employees. To that end, the Fund has added the following sentence to the Proxy Statement in the section entitled “Voting Authority of Chiron Affiliates” following the disclosure informing shareholders of the amount of shares owned by Chiron’s officers and employees: “Certain of these Chiron officers and employees will receive a financial benefit in connection with the closing of the Transaction, and the approval of the New Agreement with respect to each Fund is a condition precedent to the closing of the Transaction.”

(ii) The requested change has been made.

7.	Comment: Under the section entitled “Information on Investment Advisory Fees Paid,” please disclose, if accurate, that the contractual fee waiver in place for the Chiron SMid Opportunities Fund will remain in place if shareholders of that Fund approve the New Agreement.

Response: The requested change has been made.

* * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese

David W. Freese

3